ICM Capital Markets, LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Assets:

Cash	$6,364
FINRA Flex Account	$824
Total Assets	$7,188

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Liabilities	$0
Total Liabilities	$0

Member's Equity

Member's Equity	$7,188
Total Member's Equity	$7,188
Total Liabilities and Member's Equity	$7,188

The accompanying notes are an integral part of these financial statements

ICM Capital Markets, LLC

Statement of Income
January 1, 2025 to December 31, 2025

Revenues: $0

Expenses:

Accounting	$5,000
Bank Charges	$1,161
Licenses & Fees	$2375
Taxes	$800

Total Expenses: $9336

Net Income (Loss) ($9,336)

The accompanying notes are an integral part of these financial statements

ICM Capital Markets, LLC

Statement of Member's Equity
December 31, 2025

Balance at December 31, 2024		$6,756
Net Income (Loss)	($9,336)	
Equity Contributions	$9,768	
Equity Withdrawals		
Balance on December 31, 2025		$7,188

The accompanying notes are an integral part of these financial statements

ICM Capital Markets, LLC

Statement of Cash Flows
December 31, 2025

OPERATING ACTIVITIES

Net Income	($9,336)
Adjustments to reconcile Net Income	
to net cash provided by operations:	$0
FLEX Account	($575)
Net Cash provided by Operating Activities	**($9,911)**

FINANCING ACTIVITIES

Member's Equity Contributions (Cash)	$8,968
Member's Equity Contribution (Non-Cash)	$800
Member's Equity Withdrawals	($0)
Net Cash provided by Financing Activities	**$9,768**
Net Cash Increase (Decrease) for period	($143)
Cash at beginning of period	$6507
Cash at end of period	$6,364

The accompanying notes are an integral part of these financial statements

ICM Capital Markets, LLC

Notes to Financial Statements
December 31,2024

_____

1. **Nature of Business:**

    ICM Capital Markets, LLC (the Company), was formed on November 24, 2020. The company was formed for the purpose of acting as a broker dealer with the intent to conduct business with asset owners who are interested in engaging in strategic business combinations, outright sale of their assets and increasing their liquidity or seeking a capital raise. While the company has not generated revenues during the current calendar year, these activities would be our anticipated income sources should such opportunities arise.

    The company is registered with the Securities and Exchange Commission ("SEC", SEC File #8-70657) and is a member (CRD #312157) of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

2. **Summary of Significant Accounting Policies:**

    Basis of Accounting:

    The Company prepares its financial statements using the accrual basis of accounting. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

    Use of Estimates:

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

    Cash and Cash Equivalents:

    For purposes of reporting cash flows, the Company's policy is to include as cash and cash equivalents cash in bank accounts and short-term investments with original maturities of three months or less.

    Federal Income Taxes:

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Rather, the Company's income is passed through to the members and the members are taxed individually on their share of the Company's earnings.

3. **Uncertain Tax Positions:**

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subjected to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years (tax years 2022 to 2024) for federal income tax examination.

4. **Related Parties:**

One Hundred percent (100%) of the membership interests in ICM Capital Markets, LLC are owned by Hum Capital. Hum Capital has a cost sharing agreement with ICM Capital Markets, LLC wherein expenses are reimbursed on a monthly basis.

5. **Commitments & Contingencies:**

The Company may incur claims against others and may have claims made against it due to matters arising out of the conduct of the company's business. The ultimate liability, if any, which might arise from settlement of these claims would not, in the opinion of the company's management, have a material adverse effect on the Company's financial position.

6. **Segment Reporting**

The Company conducts its business and reports financial results as one operating segment and one reportable segment as the Company is engaged in a single line of business as a securities broker dealer. The presentation of financial results as one reportable segment is consistent with the way the Company operates its business and is consistent with the manner in which the Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The accounting policies used to measure the profit and loss of the segment are the same as described in the summary of significant accounting policies. The Company's Chief Executive Officer serves at the CODM of the company.

7. **Net Capital:**

The company does not receive any customer funds and securities and does not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined, of the greater of 6.67% of aggregate indebtedness or $5,000 and will operate under a 15c3-3 exemption from the full provisions of the customer protection rule. Net capital and net capital related ratios may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $6,364, exceeding the minimum net capital requirement of $5,000 by $1,364.

8. **Subsequent Events:**

Management has evaluated subsequent events through the point at which the financial statements were available to be issued and currently does not anticipate that the aggregate liability arising out of these matters will have a material effect on the Company's results of operations, financial position or cash flows.

ICM Capital Markets, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Capital:	
Member's Equity	$7,188
Non-Allowable Assets	($824)
Net Capital Before Securities Haircuts	$6,364
Securities Haircuts	-
Net Capital	$6,364
Minimum Dollar Net Capital Requirement	$5,000
Excess Net Capital	$1,364
Aggregate Indebtedness	$0
Ratio of Aggregate Indebtedness to Net Capital	0%

There were no material differences between the basic net capital computation included in these financial statements with those previously reported by the company.

ICM Capital Markets, LLC

Schedule II - Computation for
Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3

December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. As a result, the Company has not included the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

ICM Capital Markets, LLC

Schedule III – Information Relating to
the Possession or Control Requirements Under Securities and Exchange
Commission Rule 15c3-3
December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. As a result, the Company has not included Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.